Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016

                                                                   July 20, 2005

United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C.  20002

Attn: Anita Karu

              Re: Amendment No. 2 to Form 10-SB (File No. 0-51168)
                  ------------------------------------------------

Ladies and Gentlemen:

      Set forth below are responses to the comments set forth in the letter dated June 15, 2005 (the "SEC Comment Letter") from H. Christopher Owings, Assistant Director -- Division of Corporation Finance at the United States
Securities and Exchange Commission (the "SEC"), to David Devine. Capitalized terms not otherwise defined herein shall have the same meanings herein as in the Amendment No. 2 to Form 10-SB filing (the "Amendment") accompanying this letter.

      1. The disclosure has been revised to provide more specific information regarding the Company's ongoing efforts to expand its business.

      2. The disclosure has been revised regarding the Company's average annual film library revenues since 2000.

      3. In two instances, the foreign distribution agreements contain certain restrictions on the theatrical release of the film, Bailey's Billion$, prior to its release in the United States. However, there are no obligations in either agreement for the licensee to release the film theatrically. In addition, there are no restrictions on pay-per-view, ancillary (Hotel), video or pay TV rights. Furthermore, there are no restrictions in the United States agreement on the rights of licensees in any territories outside of the United States.

         In most foreign territories, a film such as Bailey's Billion$ is a direct-to-video or a direct-to-pay TV release. Therefore, since 100% of the value of the license is exclusive of the value, if any, of the theatrical release, and there are no restrictions on these rights, the Company recognized the full amount of the revenue when all the delivery requirements associated with Bailey's Billion$ were met.

         Canadian equity sales represent a sale of a share of the individual copyright interest in the production and the subsidiary rights. Production rights are the audio-visual work, including all physical elements and all proprietary rights necessary and incidental to the making, advertising and exploitation (i.e, distribution, sub-distribution, sales agency, syndication licenses, selling and marketing) of the production and subsidiary rights, by any means now and hereafter known, in perpetuity in all forms and in all media throughout the world including, but not limited to, all copyrights and the rights to lease renewals of copyrights. Subsidiary rights are all rights owned or controlled by the producer, including the right to exploit the production in any language, territory or media.

         As consideration for the sale of an interest in Bailey's Billion$, the Company has received a total of $2,477,500.

         Production revenue, which is defined as all revenues and other consideration in perpetuity which the producer is entitled to receive (on its own behalf or on behalf of others) from the exploitation of the production and subsidiary rights including, but not limited to, revenue received by any distributor or other entity related to or affiliated with the producer, is paid in order of priority until the purchasers have recouped the purchase price for their investment. Thereafter, the purchasers are entitled to receive 23.19% of the production revenue.

         As requested copies of certain of the distribution agreements have been sent under separate cover to the attention of Ms. Anita Karu of the SEC.

      4. The amounts in question can be reconciled. The original estimate was the issuance of six million Common Shares to insiders. As part of a fee for providing bride financing for Bailey's Billion$ under the same terms and conditions as unaffiliated lenders, the insiders were issued an additional 150,000 Common Shares each in 2004. The foregoing resulted in a total of 6.3 million Common Shares being issued to the insiders in 2004. Such amount reconciles with Note 15 (clauses (vi) and (vii)) in the Company's 2004 audited financial statements, as well as with Note 18 of such financial statements.

      5. Disclosure regarding the Reorganization has added to "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation" (before the "Results of Operations" discussion contained therein) to address the comments raised in the SEC Comment Letter.

      6. In the event that the Reorganization is effected, the existing Common Shares would be exchanged (and subsequently cancelled) for two (2) newly-created equity securities of the Company. As a result of such exchange, the registration of the Common Shares under Section 12(g) of the Exchange Act would be terminated by means of a Form 15 filing. Each of the two (2) newly-created equity securities of the Company issuable pursuant to the Reorganization would require registration under Section 12(g) of the Exchange Act. In that the Company will have control over the time at which the Reorganization will be implemented, the Company has agreed to consult with its United States securities counsel in advance of such implementation in order to ensure that adequate time is provided for (i) review by the SEC of any registration-related filings as may be necessary under Section 12(g) of the Exchange Act and (ii) compliance with all other applicable United States securities law requirements.

      7. The Company's financial statements for the period ended March 31, 2005 have been included in the Amendment.

      8. Disclosure of the reporting currency has been added to the face of the Company's financial statements.

      9. In 2004, the Company made a loan of $494,550.00 to an arms-length third party company. This loan is fully recourse, there is no right of set off in respect of said loan, and is due December 16, 2014. The arms-length third party company lent the proceeds to subscribers in Devine Entertainment Limited Partnership. The proceeds of the loans together with a cash component from each subscriber constituted the subscribers' capital contributions to Devine Entertainment Limited Partnership. The subscribers' (limited partners') loans to the third party company are fully recourse with no right of offset. Such limited partners are high net worth individuals and it is fully contemplated that such loans are fully collectable by the third party company. These loans have no relationship to the receivable. No loans were made to Devine Entertainment Limited Partnership.

         The limited partners' capital in Devine Entertainment Limited Partnership was used by Devine Entertainment Limited Partnership to make a short-term loan to the Company. This short-term loan has been repaid in full and has no relationship to the receivable.

         The proceeds of the loan to Devine Entertainment Limited Partnership were reinvested by Devine Entertainment Limited Partnership and used to fund the provision of services pursuant to services agreement described in Note 5 to the Company's 2004 audited financial statements. As consideration for the provision of the services, Devine Entertainment Limited Partnership received the right to receive royalty payments from the Company. Devine Entertainment Limited Partnership additionally had the right to exchange its royalty rights for equity in the Company. This option has been exercised as is stated in Note 5 to the Company's 2004 audited financial statements. There is no relationship between the equity held by Devine Entertainment Limited Partnership and the receivable from the third party company. The receivable was not converted into equity securities of the Company. The receivable is expected to be realized.

         There is no planned consolidation of Devine Entertainment Limited Partnership. Devine Entertainment Limited Partnership is a third party which is arms-length to the Company with usual rights as the holder of common and preferred equity securities of the Company.

      10. The convertible debt instruments in question do not contain detachable warrants. In accordance with the Canadian CAAP (as required by CICA Handbook, Section 3861), the Company recognized separately the component parts of a financial instrument (convertible debentures) that (i) created a primary financial liability of the Company and (ii) granted an option to the holders to convert the convertible debentures into Common Shares.

      11. The following schedule indicates the original costs, revenue and amortization commencing in the year 2001 (first year after adoption of SOP 00-2).

Composers                              Cost         Amortization        Revenue
---------                              ----         ------------        -------
Balance Dec. 31, 2000                6,557,160       4,957,529
                            2001                     1,223,778          106,659
                            2002                       196,331          261,190
                            2003                       134,350          224,529
                            2004                        45,172          243,315
NBV at December 31, 2004                     0

Inventors
Balance Dec. 31, 2000                9,050,838       3,862,452
                            2001                     2,794,699          380,293
                            2002                       259,273          316,706
                            2003                       233,371          265,589
                            2004                       393,304          212,763
NBV at December 31, 2004             1,507,739

Artists
Balance Dec. 31, 2000                6,996,763       2,096,132
                            2001                     2,166,145          435,792
                            2002                       149,319          247,674
                            2003                       102,776          178,951
                            2004                       893,731          199,177
NBV at December 31, 2004             1,588,660

         The fair value of the current library was determined based on the net present value of future revenue stream of $250,000 per year, per series for the next twenty (20) years for The Artists' Specials series and eighteen (18) years for the Inventors' Special series (since The Artists' Specials series were completed two (2) years after the Inventors' Special series).

      12. The Company effectively operates just one business: production and distribution of in-house produced films. However, since the pattern of revenue is significantly different in the first two (2) to three (3) years of release, as compared to subsequent sales, detail was provided indicating the break-down of sales between recently completed films and films completed more than three
(3) years ago.

      13. The last sentence of Note 21(c) to the Company's 2004 audited financial statements has been revised to read as follows: "Under U.S. GAAP, the preferred shares would be classified as a liability. In addition, cumulative dividends are part of the liability for the shares."

         A reconciliation schedule would include following:

                                         Canadian GAAP           US GAAP
                                         -------------           -------
       December 31, 2004:
       Other liabilities                           0               494,673
       Capital stock                      11,703,437            11,208,887

      14. The requested additional disclosure regarding the identification of the persons or entities that received unregistered securities of the Company has been provided.

      Please direct any questions or comments you may have regarding the Amendment and other documents accompanying this letter to the undersigned at
(212) 592-1557 or detna@herrick.com.

                                                     Very truly yours,

                                                     /s/ Daniel A. Etna
                                                     ------------------

cc: R. Mozer